Exhibit 99.7(m)

GEORGE E. NORCROSS, III

GREGORY B. BRACA

PHILIP A. NORCROSS

June 20, 2023

VIA FEDEX

VIA EMAIL TO LJACOBS@MYREPUBLICBANK.COM

Board of Directors

Republic First Bancorp, Inc.

Two Liberty Place

50 South 16th Street, Suite 2400

Philadelphia, Pennsylvania 19102

Re:	Republic First Bancorp, Inc.—Chairman Cohen Conflict of Interest/Equity Capital Raise

Dear Board of Directors:

On March 10, 2023, Republic First Bancorp, Inc. (“Company”), the holding company for Republic First Bank d/b/a Republic Bank, announced a planned capital raise of $125 million dollars with the participation of seasoned bank investor Castle Creek Capital and affiliates of existing shareholder Cohen Private Ventures, LLC (current Chairman Andrew B. Cohen). This information was reiterated in the Company’s May 1, 2023 press release and related Form 8-K that was filed with the U.S. Securities & Exchange Commission (“SEC”).

Subsequently, on May 15, 2023, the Company announced the $125 million equity capital raise described above, led by Castle Creek Capital and an affiliate of existing shareholder, director and Chairman, Andrew B. Cohen, was being deferred citing, in part, the adequacy of the Company’s capital position and potential dilutive impact, despite the fact the Company just weeks earlier suspended payment on its preferred securities and subordinated debt to preserve capital and the price of $2.25 a share for the proposed capital raise was significantly above the prevailing market price of the Company’s stock. On May 23, 2023, we asked the Company for an explanation for the so-called pause and requested the Board consider eliminating director fees and perks as a way to further preserve capital and demonstrate the interests of the shareholders were being prioritized. We have yet to receive a response. Disappointing, but unfortunately not a surprise.

Finally, on May 30, 2023, the Company announced in a press release that Andrew B. Cohen had been elected as “Independent” Chairman of the Board of Directors effective June 1, 2023. The Company’s press announcement was included in a Form 8-K filing to the SEC. Shareholder reaction to Mr. Cohen’s ascension to Chair was particularly swift and decisive - - - an apparent no confidence vote - - - as the share price dropped to near 52-week lows immediately following the announcement. The price of the Company’s stock has yet to fully recover.

Board of Directors

Republic First Bancorp, Inc.

June 20, 2023

We believe that even if he meets the technical definition, Mr. Cohen is clearly not an independent chairman and any purported recusal by him with respect to the capital raise issue is clearly illusionary, given his control of the Board as evidenced by his recent promotion. His position is riddled with irreconcilable conflicts of interests given the critical existing capital raise and the decision by the Company to pause. That decision was clearly beneficial for Mr. Cohen (who avoids investing at nearly double the then stock price) and, unfortunately, to the detriment of the other shareholders; an action for which we believe the Board should and will be held accountable.

In addition, the Company cites Mr. Cohen’s “corporate governance” experience and his ability to strengthen the Company’s governance as important factors in his selection. Those statements are on their face patently preposterous, as we believe the record demonstrates many of the Company’s current problems lie at the feet of Andrew Cohen. By way of example, the Company and the Board, during his tenure, have approved hundreds of thousands of dollars of related party transactions, granted multi-million dollar golden parachutes to his allies, are consistently delinquent on SEC filings, face NASDAQ delisting, have been forced to make financial statement corrections, oversaw the abrupt and still unexplained departure of the Chief Financial Officer and still refuse to release the findings of the Secret Wilmer Hale Report, all while the Company has not had a shareholder meeting in two years. Finally, as one of his first achievements as new independent Chairman, Andrew Cohen’s company filed yet another 8- K with the SEC late last week again announcing that it still could not finish and file its financial statements. Hardly a case study in best practices of corporate transparency or governance. To suggest that his presence as Independent Chairman and his experience in corporate governance will lead this Bank to prosperity is, on its face, absurd.

Based upon the forgoing, we believe Andrew B. Cohen is unqualified and incapable of serving as an Independent Chairman of the Company during this incredibly important period. We view Mr. Cohen’s continued presence as Chairman as a naked abuse of power and simply a scheme designed to enable him to escape from his obligations to complete the equity capital plan as originally contemplated and described above. That scheme must be stopped now. We, therefore, demand that Mr. Cohen immediately resign as Chairman of the Board and, if he does not do so promptly, the Board should remove him from that position without further delay.

Thank you.

Sincerely,

/s/ George E. Norcross, III
George E. Norcross, III

/s/ Philip A. Norcross
Philip A. Norcross

/s/ Gregory B. Braca
Gregory B. Braca